Exhibit 21.1
LIST OF SUBSIDIARIES

Company Name	Jurisdiction of Incorporation
Braze Limited	United Kingdom
Braze Canada Ltd.	Canada
Braze Pte. Ltd.	Singapore
Braze Australia PTY Ltd.	Australia
Braze Kabushiki Kaisha	Japan